FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

EXTRAORDINARY SHAREHOLDERS MEETING

HELD ON DECEMBER 16th, 2022

FINAL VOTING STATEMENT – DETAILED VERSION

Companhia Brasileira de Distribuição (“Company”) discloses to its shareholders and the market in general, according to article 48, §6th, comma II, of CVM Resolution No. 81/22 the final voting statement – detailed version (Annex I) of the Extraordinary Shareholders Meeting held on December 16th, 2022.

São Paulo, December 20th, 2022.

Guillaume Marie Didier Gras

Vice President of Finance and Investor Relations Officer of GPA

Annex I

Final Voting Statement – Detailed Version

Extraordinary Shareholders’ Meeting (ESM) – 12/16/2022 at 3:00 pm

CPF/CNPJ	Shares	1[1]	2[2]	3[3]	4[4]
57104	99,619,228	APPROVE	APPROVE	APPROVE	APPROVE
18867	980,695	APPROVE	APPROVE	APPROVE	APPROVE
12972	581,600	APPROVE	APPROVE	APPROVE	APPROVE
22929	30	APPROVE	APPROVE	APPROVE	APPROVE
54791	338,300	APPROVE	APPROVE	APPROVE	APPROVE
54799	20,286	APPROVE	APPROVE	APPROVE	APPROVE
58392	27,124	APPROVE	APPROVE	APPROVE	APPROVE
58397	2,000	APPROVE	APPROVE	APPROVE	APPROVE
58399	367,200	APPROVE	APPROVE	APPROVE	APPROVE
60463	1,308	APPROVE	APPROVE	APPROVE	APPROVE
71409	2,013	APPROVE	APPROVE	APPROVE	APPROVE
71409	31,662	APPROVE	APPROVE	APPROVE	APPROVE
71914	138,900	APPROVE	APPROVE	APPROVE	APPROVE
72473	16,280	APPROVE	APPROVE	APPROVE	APPROVE
75166	5,604	APPROVE	APPROVE	APPROVE	APPROVE
76224	337,718	APPROVE	APPROVE	APPROVE	APPROVE
86466	149,300	APPROVE	APPROVE	APPROVE	APPROVE
90228	408,250	APPROVE	APPROVE	APPROVE	APPROVE
92333	74,325	APPROVE	APPROVE	APPROVE	APPROVE
93490	110,581	APPROVE	APPROVE	APPROVE	APPROVE
93490	60,000	APPROVE	APPROVE	APPROVE	APPROVE
96209	49,704	APPROVE	APPROVE	APPROVE	APPROVE
10327	57,500	APPROVE	APPROVE	APPROVE	APPROVE
11283	2,349,003	APPROVE	APPROVE	APPROVE	APPROVE
11410	185,300	APPROVE	APPROVE	APPROVE	APPROVE
11729	21,267	APPROVE	APPROVE	APPROVE	APPROVE
11841	222,344	APPROVE	APPROVE	APPROVE	APPROVE
13362	25,971	APPROVE	APPROVE	APPROVE	APPROVE
13429	8,020	APPROVE	APPROVE	APPROVE	APPROVE
14204	40,675	APPROVE	APPROVE	APPROVE	APPROVE
15485	171,700	APPROVE	APPROVE	APPROVE	APPROVE
16947	1,542,012	APPROVE	APPROVE	APPROVE	APPROVE
16947	279,223	APPROVE	APPROVE	APPROVE	APPROVE
16990	42,000	APPROVE	APPROVE	APPROVE	APPROVE

19910	4,900	APPROVE	APPROVE	APPROVE	APPROVE
20622	47,300	APPROVE	APPROVE	APPROVE	APPROVE
23394	49,200	APPROVE	APPROVE	APPROVE	APPROVE
24569	2,131	APPROVE	APPROVE	APPROVE	APPROVE
24917	14,533	APPROVE	APPROVE	APPROVE	APPROVE
24935	41,861	APPROVE	APPROVE	APPROVE	APPROVE
27624	3,289	APPROVE	APPROVE	APPROVE	APPROVE
27866	195,278	APPROVE	APPROVE	APPROVE	APPROVE
27866	357,630	APPROVE	APPROVE	APPROVE	APPROVE
27866	467,780	APPROVE	APPROVE	APPROVE	APPROVE
27866	29,429	APPROVE	APPROVE	APPROVE	APPROVE
29485	14,062	APPROVE	APPROVE	APPROVE	APPROVE
30769	9,336	APPROVE	APPROVE	APPROVE	APPROVE
33541	105,000	APPROVE	APPROVE	APPROVE	APPROVE
37672	2,478	APPROVE	APPROVE	APPROVE	APPROVE
44543	152,837	APPROVE	APPROVE	APPROVE	APPROVE
45695	11,372	APPROVE	APPROVE	APPROVE	APPROVE
97539	3,421	APPROVE	APPROVE	APPROVE	APPROVE
54797	3,932	REJECT	APPROVE	APPROVE	APPROVE
58387	32,936	REJECT	APPROVE	APPROVE	APPROVE
58389	759,458	REJECT	APPROVE	APPROVE	APPROVE
58397	215,733	REJECT	APPROVE	APPROVE	APPROVE
58399	4,500	REJECT	APPROVE	APPROVE	APPROVE
58400	17,556	REJECT	APPROVE	APPROVE	APPROVE
59877	301,480	REJECT	APPROVE	APPROVE	APPROVE
59878	436,300	REJECT	APPROVE	APPROVE	APPROVE
59880	531,899	REJECT	APPROVE	APPROVE	APPROVE
72087	47,112	REJECT	APPROVE	APPROVE	APPROVE
74186	153,724	REJECT	APPROVE	APPROVE	APPROVE
74963	1,093,871	REJECT	APPROVE	APPROVE	APPROVE
75069	245,217	REJECT	APPROVE	APPROVE	APPROVE
75166	96,000	REJECT	APPROVE	APPROVE	APPROVE
78464	6,200	REJECT	APPROVE	APPROVE	APPROVE
82689	1,555	REJECT	APPROVE	APPROVE	APPROVE
86219	41,000	REJECT	APPROVE	APPROVE	APPROVE
87318	8,517	REJECT	APPROVE	APPROVE	APPROVE
87318	15,747	REJECT	APPROVE	APPROVE	APPROVE
89456	131,154	REJECT	APPROVE	APPROVE	APPROVE
90986	11,301	REJECT	APPROVE	APPROVE	APPROVE
92896	11,200	REJECT	APPROVE	APPROVE	APPROVE
92990	6,364,461	REJECT	APPROVE	APPROVE	APPROVE

93362	8,930	REJECT	APPROVE	APPROVE	APPROVE
95596	63,121	REJECT	APPROVE	APPROVE	APPROVE
95675	4,600	REJECT	APPROVE	APPROVE	APPROVE
95931	7,366	REJECT	APPROVE	APPROVE	APPROVE
96275	3,992	REJECT	APPROVE	APPROVE	APPROVE
10205	433	REJECT	APPROVE	APPROVE	APPROVE
10916	249,330	REJECT	APPROVE	APPROVE	APPROVE
12068	4,949,400	REJECT	APPROVE	APPROVE	APPROVE
13208	11,372	REJECT	APPROVE	APPROVE	APPROVE
13732	43,880	REJECT	APPROVE	APPROVE	APPROVE
13956	15,000	REJECT	APPROVE	APPROVE	APPROVE
14541	90,800	REJECT	APPROVE	APPROVE	APPROVE
14988	22,500	REJECT	APPROVE	APPROVE	APPROVE
15043	158,588	REJECT	APPROVE	APPROVE	APPROVE
16878	63,413	REJECT	APPROVE	APPROVE	APPROVE
17181	5,300	REJECT	APPROVE	APPROVE	APPROVE
17883	65,500	REJECT	APPROVE	APPROVE	APPROVE
17911	200	REJECT	APPROVE	APPROVE	APPROVE
19176	322,262	REJECT	APPROVE	APPROVE	APPROVE
19874	152,400	REJECT	APPROVE	APPROVE	APPROVE
21242	21,600	REJECT	APPROVE	APPROVE	APPROVE
21430	3,469	REJECT	APPROVE	APPROVE	APPROVE
24367	190,600	REJECT	APPROVE	APPROVE	APPROVE
24666	135,421	REJECT	APPROVE	APPROVE	APPROVE
24779	62,661	REJECT	APPROVE	APPROVE	APPROVE
24830	420,300	REJECT	APPROVE	APPROVE	APPROVE
25271	3,897	REJECT	APPROVE	APPROVE	APPROVE
25271	4,123	REJECT	APPROVE	APPROVE	APPROVE
26066	11,900	REJECT	APPROVE	APPROVE	APPROVE
26311	2,100	REJECT	APPROVE	APPROVE	APPROVE
26538	1,053,099	REJECT	APPROVE	APPROVE	APPROVE
28919	107	REJECT	APPROVE	APPROVE	APPROVE
29322	1,817,883	REJECT	APPROVE	APPROVE	APPROVE
29571	27,200	REJECT	APPROVE	APPROVE	APPROVE
29668	1,644,900	REJECT	APPROVE	APPROVE	APPROVE
30918	20,200	REJECT	APPROVE	APPROVE	APPROVE
31064	8,600	REJECT	APPROVE	APPROVE	APPROVE
31240	19,800	REJECT	APPROVE	APPROVE	APPROVE
32329	66,317	REJECT	APPROVE	APPROVE	APPROVE
33814	63,500	REJECT	APPROVE	APPROVE	APPROVE
34601	105,200	REJECT	APPROVE	APPROVE	APPROVE

35036	11,000	REJECT	APPROVE	APPROVE	APPROVE
35036	505,200	REJECT	APPROVE	APPROVE	APPROVE
35693	957,400	REJECT	APPROVE	APPROVE	APPROVE
37113	13,500	REJECT	APPROVE	APPROVE	APPROVE
38661	4,180,000	REJECT	APPROVE	APPROVE	APPROVE
38756	45,000	REJECT	APPROVE	APPROVE	APPROVE
41199	200	REJECT	APPROVE	APPROVE	APPROVE
42389	37,400	REJECT	APPROVE	APPROVE	APPROVE
42904	7,700	REJECT	APPROVE	APPROVE	APPROVE
47705	600	REJECT	APPROVE	APPROVE	APPROVE
97538	7,766	REJECT	APPROVE	APPROVE	APPROVE
97539	371,800	REJECT	APPROVE	APPROVE	APPROVE
97540	38,644	REJECT	APPROVE	APPROVE	APPROVE
97540	34,354	REJECT	APPROVE	APPROVE	APPROVE
97540	18,560	REJECT	APPROVE	APPROVE	APPROVE
97540	2,177,777	REJECT	APPROVE	APPROVE	APPROVE
97540	1,637,185	REJECT	APPROVE	APPROVE	APPROVE
29203	445,000	ABSTAIN	ABSTAIN	ABSTAIN	ABSTAIN
22292	1,200,000	APPROVE	APPROVE	APPROVE	APPROVE
55011	10,411,289	APPROVE
55011	4,001,261	REJECT
55011	33,385	ABSTAIN
55011	14,393,601		APPROVE
55011	16,289		REJECT
55011	36,045		ABSTAIN
55011	14,384,273			APPROVE
55011	15,678			REJECT
55011	45,984			ABSTAIN
55011	14,384,253				APPROVE
55011	16,076				REJECT
55011	45,606				ABSTAIN

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 20, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.